SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)


                 First Investors Financial Services Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    32058A101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Sy Jacobs
                 c/o JAM Partners, L.P. and JAM Managers, L.L.C.
                                One Fifth Avenue
                            New York, New York 10003
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 15, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  32058A101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Seymour Jacobs

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC, AF, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     105,801

8.   SHARED VOTING POWER

     535,500

9.   SOLE DISPOSITIVE POWER

     105,801

10.  SHARED DISPOSITIVE POWER

     535,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     641,301

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.4%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  32058A101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     535,500

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     535,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     535,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.0%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  32058A101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Managers, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     535,500

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     535,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     535,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.   3208A101
            ---------------------

The purpose of this Schedule 13D, Amendment No. 5 is to report the change in the beneficial ownership of JAM Partners, L.P. (the "Partnership"), JAM Managers L.L.C. (the "Manager") and Sy Jacobs (together with the Partnership and the Manager the "Reporting Persons") in the Common Stock, $0.001 par value (the "Shares"), of First Investors Financial Services Group, Inc. (the "Issuer") that have been caused by transactions in the Shares effected by the Reporting Person.

________________________________________________________________________________
Item 1.  Security and Issuer.

The title of the class of equity  securities to which this statement relates is:
Common Stock,  $0.001 par value,  in First Investors  Financial  Services Group,
Inc.

The name and address of the principal executive and business office of the Issuer is:

First Investors Financial Services Group, Inc.
675 Bering Drive
Suite 710
Houston, Texas  77057

________________________________________________________________________________
Item 2.  Identity and Background.

     (a-c) This statement is being filed on behalf of the Reporting Persons. Mr. Jacobs is the managing member of JAM Managers L.L.C., a Delaware limited liability company (the "Manager"). The Manager is the general partner of JAM Partners, L.P., a Delaware limited partnership (the "Partnership"). In addition to his position in the Manager, Mr. Jacobs also has sole investment discretion over certain accounts through his role as Trustee for certain trusts which hold Shares of the Issuer (the "Accounts").

The business address of the Reporting Persons is One Fifth Avenue, New York, NY 10003.

     (d-e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Mr. Jacobs is a citizen of the United States of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Partnership may be deemed to beneficially own 535,500 Shares; the Manager may be deemed to beneficially own 535,500 Shares; and Mr. Jacobs may be deemed to beneficially own 641,301 Shares.

     The funds used for the purchase of the Shares held in the Partnership came from the working capital of the Partnership. The funds used for the purchase of the Shares deemed to be beneficially owned by the Manager and Mr. Jacobs came from either affiliated funds or personal funds, as applicable. No funds were borrowed by the Reporting Persons to purchase any of the Shares. The amount of funds used to purchase the Shares listed on Exhibit B was $367,458.24.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     It is noted again that on November 29, 2000, Mr. Jacobs was elected to the Board of Directors of the Issuer.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     Sy Jacobs

     As of the date hereof, Mr. Jacobs may be deemed to be the beneficial owner of 641,301 Shares, constituting 14.4% of the Shares of the Issuer, based upon the 4,454,193 Shares outstanding as of June 30, 2006, according to the Issuer's most recent Form 10-K filing.

     Mr. Jacobs has the sole power to vote or direct the vote of 105,801 Shares; has the shared power to vote or direct the vote of 535,500 Shares; has sole power to dispose or direct the disposition of 105,801; and has shared power to dispose or direct the disposition of 535,500 Shares.

     Mr. Jacobs specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Jacobs on behalf of himself, the other Reporting Persons and the other accounts over which he may be deemed to have investment discretion are set forth in Exhibit B.


     JAM Managers, L.L.C.

     As of the date hereof, JAM Managers, L.L.C. may be deemed to be the beneficial owner of 535,500 Shares, constituting 12.0% of the Shares of the Issuer, based upon the 4,454,193 Shares outstanding as of June 30, 2006, according to the Issuer's most recent Form 10-K filing.

     JAM Managers, L.L.C. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 535,500 Shares; has sole power to dispose or direct the disposition of 0; and has shared power to dispose or direct the disposition of 535,500 Shares.

     JAM Managers, L.L.C. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by JAM Managers, L.L.C. on behalf of its clients are set forth in Exhibit B and were all effected in broker transactions.


     JAM Partners, L.P.

     As of the date hereof, JAM Partners, L.P. may be deemed to be the beneficial owner of 535,500 Shares, constituting 12.0% of the Shares of the Issuer, based upon the 4,454,193 Shares outstanding as of June 30, 2006, according to the Issuer's most recent Form 10-K filing.

     JAM Partners, L.P. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 535,500 Shares; has sole power to dispose or direct the disposition of 0; and has shared power to dispose or direct the disposition of 535,500 Shares.

     JAM Partners, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by JAM Partners, L.P. are set forth in Exhibit B and were all effected in broker transactions.

     The Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of
Schedule 13D. However, the Reporting Persons reserves the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer should they deem appropriate.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       N/A

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

2. A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to August 21, 2006 and through the date of this filing is filed herewith as Exhibit B.

________________________________________________________________________________


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  SY JACOBS*


  /s/ Sy Jacobs
  -------------------------------
      Sy Jacobs


  JAM PARTNERS, L.P.*


By:  JAM Manager L.L.C.
     General Manager

  By:    /s/ Sy Jacobs
  -------------------------------
  Name:   Sy Jacobs
  Title:  Managing Member



  JAM MANAGERS L.L.C.*

  By:  /s/ Sy Jacobs
  ---------------------------
  Name:   Sy Jacobs
  Title:  Managing Member

August 21, 2006


* The Reporting Persons disclaim beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A


                                    AGREEMENT
                                    ---------

     The undersigned agree that this Schedule 13D, Amendment No. 5, dated August 21, 2006 relating to the Common Stock par value $0.001 of First Investors Financial Services Group, Inc. shall be filed on behalf of the undersigned.



                                           SY JACOBS*


                                           /s/ Sy Jacobs
                                           --------------------------------
                                               Sy Jacobs


                                           JAM PARTNERS, L.P.*


                                           By:  JAM Manager L.L.C.
                                                General Manager

                                           By:   /s/ Sy Jacobs
                                                ---------------------------
                                                Name:   Sy Jacobs
                                                Title:  Managing Member



                                           JAM MANAGERS L.L.C.*

                                           By:   /s/ Sy Jacobs
                                                ---------------------------
                                                Name:   Sy Jacobs
                                                Title:  Managing Member



August 21, 2006

                                                                       Exhibit B
                                                                       ---------


             Schedule of Transactions in Shares in the last 60 days
             ------------------------------------------------------


            Date         Price Per Share       Number of Shares Bought/(Sold)
            ----         ---------------       ------------------------------

Sy Jacobs
         7/20/2006            $4.51                       20,001*

JAM Partners
          8/1/2006            $7.80                        21,500
          8/2/2006            $7.80                        10,500
          8/3/2006            $7.91                        2,500
          8/4/2006            $7.90                        1,000




*    These shares were received by Sy Jacobs through the exercise of options.





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